Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: December 15, 2014

Questions and Answers About the Covidien Acquisition

December 15, 2014

1.	Does the recent change in how Medtronic is financing the Covidien acquisition change the tax implications for Medtronic, Inc. shareholders?

On October 3, 2014, Medtronic announced updated financing plans for the Covidien acquisition. The change in financing does not affect the tax implications of the Covidien acquisition for Medtronic, Inc. shareholders. Information previously communicated about tax implications remains unchanged.

2.	After the Covidien acquisition closes, when will the new combined company update its marketing materials, website and other collateral to show its broader global presence, expanded product lines, etc.?

The Global Communications team is developing a comprehensive and thoughtful brand strategy for Medtronic plc. Medtronic plc will have a refreshed brand that reflects the new combined company in all our corporate marketing materials. We will continue to keep employees informed about these plans.

3.	How is Medtronic balancing organic and inorganic growth? Will Medtronic focus more heavily on growing through acquisitions rather than in-house innovation in the future?

We will continue to make disciplined investments in new technologies that we believe can drive our future growth, including investments aimed at generating clinical and economic evidence. These investments will be balanced among internal R&D, external investments, and acquisitions. We intend to target these investments in attractive areas that are aligned with our three strategies of therapy innovation, globalization, and economic value, and most importantly, aligned with the Medtronic Mission.

For U.S. Employees Only:

4.	How will current unvested Restricted Stock Units (RSU’s) and unexercised stock options (vested and/or unvested) be impacted after the transaction?

As outlined in the June 27, 2014 fact sheet, Unvested Restricted Stock Units (performance based and time based awards) and Unexercised Stock Options (vested and unvested) are not impacted as a result of this transaction.

Stock Options:

•	After the transaction, each option to purchase one common share of Medtronic, Inc. will become an option to purchase one ordinary share of Medtronic plc.

•	The terms of the original stock option agreement, vesting schedule and the option purchase price (called the exercise price) will not change because of the exchange of shares that occurs in connection with the acquisition.

•	The value of the option will be based on the market value of ordinary shares of Medtronic plc minus the per share purchase/exercise price when the option is exercised.

Restricted Stock Units:

•	After the transaction, each Restricted Stock Unit giving a right to receive one common share of Medtronic, Inc. stock granted will become a Restricted Stock Unit giving a right to receive one ordinary share of Medtronic plc.

•	The terms of the original RSU agreement and vesting schedule will not change because of the exchange of shares that occurs in connection with the acquisition.

•	The value of the RSU will be based on the market value of ordinary shares of Medtronic plc when the RSU is settled.

5.	Will additional Ayco AnswerLine® webinars be offered?

We are committed to offering resources to help you understand and prepare for taxable events that may affect your financial situation as a result of the Covidien acquisition. In cooperation with Ayco, we continue to offer online education webinars and personalized, one-on-one phone counseling to U.S. employees and retirees. Due to popular demand, we are offering additional webinar dates as listed below; these will be the last Ayco webinars offered. The one-on-one phone counseling will continue to be available through May 1, 2015. To learn more about the Ayco services, how to register for the webinars and one-on-one phone counseling, please click here.

Ayco AnswerLine® webinars for U.S. employees and retirees will be offered multiple times per day on the following dates:

Wednesday, January 21, 2015

Thursday, January 29, 2015

Friday, February 6, 2015

Monday, February 9, 2015

Tuesday, February 17, 2015

Tuesday, February 24, 2015

Ayco AnswerLine® is a trademark of The Ayco Company, L.P., a Goldman Sachs Company. This service is provided exclusively by The Ayco Company, L.P. Used with permission.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.